

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Timothy Reeser
Chief Executive Officer
Lightning eMotors, Inc.
815 14th Street SW, Suite A100
Loveland, Colorado 80537

> **Re: Lightning eMotors, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 21, 2021**
> **File No. 333-257237**

Dear Mr. Reeser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Effie Simpson at (202) 551-3346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Selman